EX-99.77C PROXY DISCLOSURE

A special meeting of the shareholders of the Baird LargeCap
Fund was held on Friday, December 20, 2013.  The special
meeting was held pursuant to notice to all shareholders
of record as of the close of business on October 25,2013.
The purpose of the special meeting was to consider three
proposals: (1) the approval of a new investment advisory
agreement between the Company, on behalf of the Fund, and
Robert W. Baird & Co. Incorporated, the Fund's existing
investment adviser; (2) the approval of a new subadvisory
agreement between the Advisor and Baird Kailash Group, LLC,
the proposed new subadvisor to the Baird LargeCap Fund;
and (3) the approval of an amendment to the Fund's
investment objective to remove dividend income as a
secondary consideration.  Each proposal passed, with
2,036,269 votes for, 0 votes against, and 0 abstentions.